UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 5, 2020

THL Credit, Inc.

(Exact name of registrant as specified in its charter)

Delaware	814-00789	27-0344947
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

100 Federal Street, 31st Floor,

Boston, MA 02110

(Address of principal executive offices)

Registrant’s telephone number, including area code (800) 450-4424

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to 12(b) of the Act:

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	TCRD	NASDAQ Global Select Market
6.75% Senior Notes due 2022	TCRZ	The New York Stock Exchange
6.125% Senior Notes due 2023	TCRW	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into Material Definitive Agreements.

On March 3, 2020, THL Credit, Inc. (the “Company”) entered into a commitment letter (the “Commitment Letter”) with First Eagle Investment Management, LLC (“First Eagle”) and the prior owners of the Company’s investment adviser, First Eagle Alternative Credit, LLC (formerly known as THL Credit Advisors LLC) (the “Adviser”), including certain members of management of the Adviser (collectively, the “Investors”). Pursuant to the Commitment Letter, First Eagle and the Investors agreed to purchase from the Company, in aggregate, approximately $30 million of the Company’s common stock in a publicly registered issuance on or before April 21, 2020. First Eagle and the Investors committed to purchase the shares at the Company’s net asset value per share, as approved in accordance with the Investment Company Act of 1940, as amended. First Eagle’s share of the commitment is approximately $20 million and the Investors’ share is approximately $10 million.

On March 3, 2020, the Company entered into a letter agreement (the “Waiver Agreement”) with the Adviser, pursuant to which the Adviser agreed to irrevocably waive management and incentive fees for the period from July 1, 2020 through Dec. 31, 2020, assuming (i) the Company’s stockholders approve a new investment management agreement by and between the Company and the Adviser and (ii) THL Credit’s common stock trading at a discount to net asset value per share on the date of such approval.

The foregoing descriptions of the Waiver Agreement and Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed with this report as Exhibits 10.1 and 10.2 and which are incorporated herein by reference.

Item 2.02.	Results of Operations and Financial Condition.

On March 5, 2020, the Registrant issued a press release announcing its financial results for the quarter ended December 31, 2019 and declared a dividend of $0.21 per share payable on March 31, 2020 to stockholders of record at the close of business on March 20, 2020. The text of the press release is included as Exhibit 99.1 to this Form 8-K.

The information disclosed under this Item 2.02, including Exhibit 99.1 hereto, is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and shall not be deemed incorporated by reference into any filing made under the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

10.1	Letter Agreement Regarding Waiver of Incentive Fee and Base Management Fee by and between THL Credit, Inc. and First Eagle Alternative Credit, LLC, dated as of March 3, 2020

10.2	Commitment Letter Agreement by and among THL Credit, Inc., a Delaware corporation, and First Eagle Investment Management, LLC, a Delaware limited liability company, THLP Debt Partners, L.P., a Delaware limited partnership, and certain other investors listed on the signature pages thereto, dated as of March 3, 2020

99.1	Press Release, dated March 5, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

THL CREDIT, INC.

Date: March 5, 2020	By:	/S/ TERRENCE W. OLSON
	Name:	Terrence W. Olson
	Title:	Chief Financial Officer, Chief Operating Officer & Treasurer

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